P&F Industries, Inc.

445 Broadhollow Road

Melville, New York  11747

May 8, 2008

Mr. Kevin L. Vaughn, Accounting Branch Chief

Mail Stop 6010

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

RE:	P&F Industries, Inc.
Form 10-K for the year ended December 31, 2007
Filed March 31, 2008
File No. 1-5332

Dear Mr. Vaughn;

                P&F Industries, Inc. (“P&F” or the “Company”) has received your correspondence dated April 17, 2008 and is responding to your comments herein. We have keyed our responses to your comments and, if applicable, have provided supplemental information. We understand that you may have additional comments upon your review of our responses.

Form 10-K for the year ended December 31, 2007

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 9

Critical Accounting Policies and Estimates - Page 11

Goodwill and Other Intangible Assets, page 12

1.              We note disclosures here are the same as the disclosures regarding goodwill and intangible assets in Note 1 to your financial statements.  Please note that your discussion of critical accounting policies and estimates should supplement, not duplicate, the discussion included in Note 1 to your financial statements.  Please revise future filings to expand your discussion of this critical accounting estimate to provide greater insight into the quality and variability of the significant estimates and assumptions that are used in determining the amount of any goodwill and intangible impairments. Specifically, address why the estimates bear the risk of change and analyze, to the extent material, such factors as how you arrived at the estimates, how accurate the estimates have been in the past, how much the estimates have changed in the past and whether the estimates are reasonably likely to change in the future. Refer to SEC Release 33-8350.

Response: The Company respectfully advises the Staff that in future filings it will expand its discussion of this critical accounting estimate to include discussion of, among other factors, providing greater insight into the quality and variability of the significant estimates and assumptions it uses in determining the amount of any future goodwill as well as other intangible impairments. The Company will also address why its estimates bear the risk of change. Further, the Company will discuss, to the extent the issues are material, such factors as how it arrived at its estimates, how accurate its estimates have been in the past, how much its estimates have changed in the past and whether its estimates are reasonably likely to change in the future.

Note 1 — Summary of Accounting Policies, page 31

- Revenue Recognition, page 32

2.              We note from your disclosures on page 16 that you granted price concessions to a major retail customer in 2007. We note from your disclosures here that [you] offer certain incentives, typically related to customer purchase volume, and that you consider these incentives to be fixed or determinable.  It is not clear if the above statement also relates to price concessions. Please address the following:

•                  Explain to us the nature of the price concessions that you granted, including the factors that led you to grant the price concessions.

Response: In 2007, the Company participated in a bidding process to continue its business with an existing customer.  The Company was successful in winning the bidding process, thus providing it with the ability to continue to market several of its products as well as the ability to introduce new products to this customer.  As part of the bidding process, the Company elected to reduce and fix its selling price on some existing products for future sales with this customer. Therefore, the price concessions referred to on page 16 solely relate to the differential in prices charged to a customer in the fiscal year ended December 31, 2007 compared to the price charged for similar goods during the prior period.  Given your comment, the Company intends to revise this disclosure in future filings to eliminate the use of the word “concession” in this context.

•                  Tell us whether these price concessions related to past sales or represented discounts from negotiated prices on current sales.

Response: As described above, the reductions in the Company’s selling prices of products sold to this customer do not relate to past sales or represent discounts from negotiated prices, but rather reflect reductions in the selling prices of products to be sold to this customer subsequent to the winning of the bidding process.

•                  Tell us how you have subsequently considered these price concessions when evaluating the fixed or determinable fee criteria of SAB Topic 13, including how you estimate future price concessions and why you believe these estimates are appropriate.

Response: As discussed above, the prices to this customer have been fixed pursuant to, and at the time of, the successful bid.  The prices remain fixed over the entire term of the arrangement with such customer.

•                  Finally, revise future filings to include specific disclosure regarding the price concessions that you offer customers and how these price concessions impact your revenue recognition.

Response: The Company respectfully advises the Staff that in the future, should the Company enter into any arrangements with a customer which includes price concessions as contemplated by SAB Topic 13, it will, in future filings, include specific disclosure regarding such price concessions and will describe how these price concessions may impact its revenue recognition.

                The Company respectfully wishes to advise the Staff that the volume discounts the Company refers to in Note 1 — Summary of Accounting Policies — Revenue Recognition do not relate to the above-referenced customer.

Note 2 — Acquisitions, page 40

3.              We note from your disclosure that the estimates used to determine the amounts assigned to intangible assets for the Hy-Tech and Pacific Stair acquisitions are based on valuations through an independent third-party.  While in future filings management may elect to take full responsibility for evaluating the assets acquired and liabilities assumed, if you choose to continue to refer to the expert in any capacity, please revise future filings, beginning with your next 10-Q, to name the independent valuation firm. In addition, please note that if you intend to incorporate your Form 10-K by reference into any registration statement, you will be required to include the consent of the independent valuation firm as an exhibit to the registration statement.

Response: The Company respectfully advises the Staff that it utilized the services of an independent third-party to assist it in determining the valuation assigned to intangible assets in conjunction with the Hy-Tech and Pacific Stair acquisitions.  The information provided by the independent third-party valuation firm was considered by the Company in determining the valuation estimates provided in the Company’s Form 10-K filing, but was not the sole basis for its estimates. The Company acknowledges that it is responsible for determining the fair value used to allocate the purchase price.  Accordingly, while the Company considered the data and other information provided by the independent third-party valuation firm it did not rely solely upon that which was provided. As such, the Company does not believe the independent third-party valuation firm acted as an expert with respect to the Company’s valuation of the intangible assets recorded in conjunction with the Hy-Tech and Pacific Stair acquisitions.  The Company will remove references to the independent third party valuation firm and its appraisals in its future filings with the Commission. As the result of the foregoing, the Company believes it is not required to obtain a written consent from the independent third-party valuation firm as an exhibit to any such registration statement.

Note 6 — Goodwill and Other Intangible Assets, Page 46

4.              We note that in 2007 you recorded goodwill impairment charges of $18.8 million relating to your Hardware segment. Separately, we note from Note 14 on page 57 that excluding the goodwill and impairment charges, this segment had operating profit of approximately $5.5 million.  Please address the following:

•                  Tell us and revise your disclosures here and in MD&A in future filings to describe in greater detail the facts and circumstances that led to the impairment of goodwill in this segment.  Specifically, address why the goodwill was impaired at a time when the segment continues to generate profit.

Response:             The Company’s Hardware segment principally markets two product lines: stair products, which are installed in new homes; and fencing, window and door accessories. Both product lines are primarily marketed in the Southern portion of the United States.  According to the U.S. Department of Commerce Census, single-unit housing starts reflected a modest increase in 2006 compared to 2005, but it reported a decline in 2007 of more than 26% from 2006.  The decline in the Hardware segment’s primary customer base was exacerbated by a slowing of the general economy and a growing credit and mortgage crisis during the second half of 2007.  The aggregate affect of the foregoing factors adversely affected both the revenue and the operating margin of the Company’s Hardware segment.

                During the three month period ended December 31, 2007, the Company, in accordance SFAS 142 tested for impairment the carrying value of goodwill and other intangible assets; and determined that the carrying value of goodwill and other intangible assets were impaired. The Company determines the fair value of its reporting units using a weighted average of the income approach and the market valuation approach. Although the Hardware segment reported an operating profit for 2007, it should be noted that, as an integral part of the valuation process, the Company anticipates minimal growth in future periods, based upon available statistical data pertaining to new home construction, which is the primary market for many of the products sold by this segment as well as input from its senior management staff.

•                  Revise future filings to disclose the method of determining the fair value of the reporting unit in accordance with paragraph 47(b) of SFAS 142.

                Response: The Company respectfully advises the Staff that it will revise future filings to include the methodology it applies in determining the fair value of goodwill and other intangible assets in accordance with paragraph 47(b) of SFAS 142.

Schedule II — Valuation and Qualifying Accounts, page 61

5.              We note you recorded $1.9 million of additions to your reserve for obsolete and slow moving inventories in 2007. Please address the following:

•                  For example, if this amount represents inventory reserve carried over in connection with the Hy-Tech acquisition, tell us how your accounting for the inventory and inventory reserve acquired from Hy-Tech is consistent with paragraph 37(c) of SFAS 141.

Response: The Company respectfully advises the Staff that in future filings it will comply with paragraph (c) of SFAS 141 and will therefore adjust the carrying value of Hy-Tech’s inventory value as at the date of acquisition so that the amount totaling $1.9 million as reflected in Column “C’ of Schedule II — Valuation and Qualifying Accounts will be recorded against the related inventory accounts.  Accordingly, Schedule II would no longer reflect this amount and the presentation of inventories in Note 5 to the financial statements similarly would be revised.

                The Company believes that this presentation had no material effect on its consolidated financial statements presented in its Form 10-K for the year ended December 31, 2007, as the inventory acquired in connection with the acquisition of Hy-Tech included in Note 2- Acquisitions, page 41 presents the value of the acquired inventory at its fair value.

•                  In accordance with Rule 12-09 of Regulation S-X, revise future filings to include a description of each of the amounts included in Column C.

                Response: The Company respectfully advises the Staff that in accordance with Rule 12-09 of Regulation S-X, it will include in all future filings a description of any amounts disclosed in Column C of Schedule II — Valuation and Qualifying Accounts.

                The Company respectfully advises the Staff that it acknowledges that it is responsible for the adequacy  and accuracy of all disclosures in all of its filings to the Commission; that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (631) 773-4210 if you have any questions you wish to discuss concerning this letter.

Sincerely yours,

/s/ Joseph A. Molino, Jr.
Joseph A. Molino, Jr.
Vice President and Chief Financial Officer